November 2, 2006
MEMORANDUM

TO:	Division of Corporation Finance
Securities and Exchange Commission

FROM:	Pride International, Inc.

RE:	Response to SEC Staff Comments dated September 28, 2006 and October 2, 2006
          We are responding to comments received from the Staff of the SEC by letters dated September 28, 2006 and October 2, 2006 regarding our annual report on Form 10-K for the year ended December 31, 2005 and our quarterly report on Form 10-Q for the quarter ended March 31, 2006. For your convenience, our responses are prefaced by the Staff’s comments in italicized text. We respectfully request that the Staff review our response at its earliest convenience. Please advise us as of any further comments as soon as possible.
Letter dated October 2, 2006
Our international operations involve additional risks not generally associated with domestic operations, which may hurt our operations materially, page 10
1.	We note the reference, in the carryover paragraph at the top of p. 11, to the request for information you received from OFAC in May 2004 regarding your involvement in the business activities of certain of your foreign subsidiaries in Libya and Iran. Please advise us whether you have received any further communication from OFAC regarding this matter.

Pride has not received any further communication from OFAC regarding this matter.
Letter dated September 28, 2006
Form 10-K for the Fiscal Year Ended December 31, 2005
Management’s Discussion and Analysis, page 21
Results of Operations, page 32
Year Ended December 31, 2004 Compared to Year Ended December 31, 2003, page 34
1.	We note your discussion of the increase in revenues recognized during fiscal year 2004 as compared to fiscal year 2003. At the end of this section, you disclose the increase in revenues was offset in part by $45.9 million in up front fees recognized over the terms of contracts relating to Kazakhstan land rigs during 2003. To further our understanding, please tell us the nature of the up front fees received, the term of the underlying contracts over which the fees were recognized, the method under which the fees were recognized over the related contract term and when the up front fees were received and then recognized into revenue.
•	Nature of the up front fees received
The upfront fee payments related to two separate projects to design, engineer, construct and mobilize a rig to the drilling location and provide drilling services to construct and test one well for a customer. The contracts called for upfront payments because the drilling requirements required Pride to develop unique rig designs and significant modification to existing Pride rigs to perform the technical requirements of the well construction. The client made upfront payments totaling approximately $26.1 million with respect to the first rig (Rig 319) and $25.9 million with respect to the second rig (Rig 321).
•	Term of the underlying contracts over which the fees were recognized
The initial contract term, in each case, was to construct and test one well. The contracts provided for the upfront fees, plus a dayrate for the well construction period. The well construction period was initially estimated to take approximately 365 days on the Rig 319 project and 110 days on the Rig 321 project.
•	Method under which the fees were recognized over the related contract term
Pursuant to Emerging Issues Task Force Issue 00-21, “Revenue Arrangements with Multiple Deliverables” (EITF 00-21), a review of the multiple deliverables included in the projects was made and determined that there were two separate deliverables, which constituted separate earnings processes: (i) design and engineering of a customized rig and (ii) contract drilling services. These were established as separate processes, because the rig design and engineering provided a value to the client independent of the drilling services. Pride provided engineering and design services through subsidiaries separate from the subsidiaries providing drilling services, which provided evidence of fair value for such services. As the customer was designing the development of its northern Caspian field, the customer designed a series of man-made islands, each requiring a unique rig design to meet the island-specific drilling needs. Pride participated in the design of the first three island development projects; however, Pride decided not to perform the drilling services on the third project. For the third project, Pride received engineering and design fees of approximately $6.5 million.
For the Rig 319 project and Rig 321 project, Pride estimated the fair value of the design and engineering services and recognized this revenue upon client acceptance of the rig design. Upon delivery and acceptance of the rig design, the criteria set forth in Staff Accounting Bulletin 101, “Revenue Recognition,” (as amended by SAB 104) are satisfied; the contracts provide evidence that an arrangement exists, the delivery of the services have occurred, the price for the services is fixed, and the upfront payments are not refundable.

All of the other deliverables, including the construction and mobilization of the rigs, were considered an element of providing the contract drilling services. The basis for this conclusion is found in EITF 00-21 paragraph 9, which requires the deliverable to have value to the customer on a standalone basis. As we did not transfer ownership of the rig to the customer, the construction and mobilization of the rig to the location only provides direct benefit to the customer when we provide drilling services. Pursuant to the guidance provided in SAB 101, Interpretive Responses to Questions 5 and Questions 6, the upfront payments not recognized upon delivery and acceptance of the rig design were deferred and recognized on a straight-line basis over the initial estimated term of the contract (365 days for Rig 319 and 110 days for Rig 321).
•	Period when the up front fees were received and when they were recognized as revenue
Pride received the $26.1 million of upfront payments in 2002 for the Rig 319 project. During 2002, Pride delivered the Rig 319 design and engineering and recognized $3.4 million of revenue as the fair value of the design and engineering services. In the fourth quarter of 2002, Rig 319 commenced drilling activities and recognized $2.7 million of revenue from the amortization of the drilling component of the upfront payments. Rig 319 was shutdown with the onset of winter weather conditions in the fall and was on standby rate until the rig could be reactivated in the Spring 2003. Rig 319 completed the initial well, including testing, in 2003 and recognized the remaining $20.0 million of deferred revenue.
Pride received upfront payments for the Rig 321 project of $25.9 million, consisting of $19.6 million in 2002 and $6.3 million in 2003. Rig 321 commenced drilling operations in June 2003 and was anticipated to complete the well before winter conditions began. The rig completed the well and testing in October 2003; however, Pride was unable to obtain the client’s sign-off of the well test before winter conditions began. In 2004, the client signed-off on the well test and released the rig. Pride recognized the revenue over the initial estimated contract period along with corresponding dayrate, or $25.9 million during the period from June to October 2003. Pride did not revise the amortization for design and engineering or drilling services as Pride’s management believed that the services were materially completed in 2003; management believed the final approval of the test well in 2004 was perfunctory.

Summary of Upfront Fees and Amortization:

	2002	2003	2004
Rig 319 Deposit	$26.1	$—	$—
Rig 319 Design & Engineering Fee Recognition	(3.4)	—	—
Rig 319 Mobilization Fee Amortization	(2.7)	(20.0)	—

Balance of Deferred Fees	$20.0	$—	$—

Rig 321 Deposit	$19.6	$6.3	$—
Rig 321 Design & Engineering Fee Recognition	—	(3.8)	—
Rig 321 Mobilization Fee Amortization	—	(22.1)	—

Balance of Deferred Fees	$19.6	$—	$—

Total Amortization	$(6.1)	$(45.9)	$—
The 2003 upfront fee recognition of $45.9 million consisted of $20.0 million recognized with respect to Rig 319 and $25.9 million recognized with respect to Rig 321.
Financial Statements
Consolidated Balance Sheets, page 48
2.	Supplementally tell us the reason for the significant increase in other long-term liabilities as of December 31, 2005 from as of December 31, 2004.
The $33.1 million increase of other long-term liabilities from $36.2 million at December 31, 2004 to $69.3 million at December 31, 2005 is primarily due to an increase of approximately $17.9 million of deferred mobilization revenue related to the upfront payments on new offshore drilling contracts and $14.4 million of contract liabilities recorded in connection with below market contracts assumed in the acquisition of an incremental 40% interest in our Angolan joint venture.
•	Deferred mobilization revenue
It is customary for Pride and other drilling contractors to receive upfront payments, or mobilization fees, which are negotiated to offset the cash outflow of mobilizing the rig to the drilling location and to cover any client required modifications to the rig. Based on the guidance in EITF 00-21 paragraph 9, which requires the deliverable to have value to the customer on a standalone basis, we have determined that the collection of these upfront fees, mobilization of the rig to location and any rig modifications do not generally constitute a separate earnings process.
Consistent with SAB 101, Interpretive Responses to Questions 5 and Questions 6, the mobilization fees are deferred and recognized straight-line over the initial estimated term of the contract.
During 2005, Pride received upfront payments related to long-term drilling contracts of approximately $68.8 million and amortized to revenue approximately $48.0 million, for a total net increase of $20.8 million. The total net increase includes $3.0 million of net increase to short-term deferred mobilization revenues and the $17.9 million of long-term net increase in deferred mobilization revenues.
•	Contract Liabilities
On December 20, 2005, Pride acquired an incremental 40% interest in a joint venture it operates in West Africa, increasing Pride’s ownership percentage from 51% to 91%. Pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” paragraph A24, we reviewed the customer contracts of the joint venture in relation to market prices. At December 20, 2005, those contracts consisted of five year contracts for the drillships Pride Africa and Pride Angola, which were negotiated in 2003 and initiated in 2004, a two year contract for the jackup rig Pride Cabinda negotiated in 2005 and two deepwater platform management contracts Kizomba A and Kizomba B. Two of the contracts were determined to be at other than market rates.
The market for deepwater drillships and semisubmersibles increased significantly from the time that the Pride Africa and Pride Angola contracts were negotiated. We performed a market survey of dayrates awarded for comparable assets for long-term contracts (primarily a review of contract status reports available on the websites of industry peers). We considered the term of the contracts, the impact of favorable tax jurisdiction on the dayrates, local operating costs and the dates of the contract awards. We also performed a market survey of deepwater dayrates awarded in West Africa for the periods in which the Pride Africa and Pride Angola were working (source: ODS Petrodata). We considered length of contract, the specifications of the assets, rig availability and customers. Additionally, we interviewed our Senior Vice President of Marketing. Based on this analysis, we estimated that a reasonable expectation of a dayrate in West Africa for a four year contract for our drillships would have been approximately $200,000 per day as compared to their current effective dayrates of approximately $182,000 and $177,000 for the Pride Africa and Pride Angola, respectively.
Based on the terms of these contracts and a fair value analysis, Pride recorded a long-term contract liability of $14.4 million and a current liability of $4.3 million.
Disclosure of Pride’s acquisition of the incremental 40% interest in the joint venture is disclosed in Note 3 on page 58 of Pride’s annual report on Form 10-K, which disclosure includes a discussion of the deferred contract liability.
The deferred mobilization revenue and the deferred contract liabilities are included in the caption “Other long-term liabilities” on the balance sheet as of December 31, 2005. Rule 5-02 of Regulation S-X, paragraph 24 requires separate disclosure in the balance sheet or notes thereto of any item which is in excess of five percent of total liabilities, and paragraph 26 requires separate disclosure of material items of deferred income. As Pride’s total other long-term liabilities represents approximately 3.8% and 1.6% of total liabilities as of December 31, 2005 and 2004, respectively, no line item disclosure is necessary.

Note 1, Summary of Significant Accounting Policies, page 52
Revenue Recognition, page 52
3.	We note that you recognize revenue from turnkey drilling contracts on a percentage-of-completion basis. Please provide us with a thorough analysis of why you believe this method is appropriate for your long-term contracts. Please note that for US GAAP purposes, we believe SOP 81-1 should not be applied to contracts that are outside its scope. Revenue should be recognized as the services are performed and should not result in using costs incurred as a basis for recognizing revenue. We would generally expect that service contract revenue recognition be based on some type of output measure of performance. See SAB 101, Questions 5 and 6 and EITF 00-21.

In your response, please identify all the types of services for which you use the percentage of completion method of revenue recognition, the typical contract term, the type of fee arrangements (fixed or variable), and provide us the dollar amount of revenue recognized under this method for the fiscal years ending December 31, 2005, 2004 and 2003 and for the six month period ended June 30, 2006.
•	Please provide a thorough analysis of why you believe this method is appropriate for your long-term contracts.
Paragraph .11 of SOP 81-1 states:
This statement of position applies to accounting for performance of contracts for which specifications are provided by the customer for the construction of facilities or the provision of related services...
Paragraph .13 of SOP 81-1 states that contracts covered by this statement include:
Contracts in the construction industry, such as those of general building, heavy earth moving, dredging, demolition, design-build contractors, and specialty contractors (for example, mechanical, electrical, or paving).
Paragraph .15 of SOP 81-1 distinguishes four broad types of contracts including (a) fixed-price or lump-sum contracts, (b) cost-type contracts, (c) time-and-materials contracts, and (d) unit-price contract.
We believe the turnkey drilling contracts clearly fall within the scope of paragraphs .11,         .13 and .15 of SOP 81-1. The turnkey contracts generally provide for a lump-sum contract price to construct a completed well. The definition of the well is established in the contract, including the technical design of the well, total depth, diameter, and structural characteristics such as casings and cementing. The actual drilling process is only one step in the well construction process. Completion of the well includes, among other things, the excavation and removal of sub-surface soil and rock cuttings using specialized equipment and skilled personnel. The substance of turnkey drilling contracts are similar in nature to, if not substantially the same as, contracts to perform dredging, heavy earth moving and engineering design, all of which fall directly within the scope of contracts covered by SOP 81-1.
Paragraphs .21 and .23 discuss when it is appropriate to apply the percentage-of-completion method or the completed-contract method. Paragraph .23 states that the percentage-of-completion method is preferable as an accounting policy in circumstances in which reasonably dependable estimates can be made and in which all of the following conditions exist:
1.	Contracts executed by the parties normally include provisions that clearly specify the enforceable rights regarding good and services to be provided and received by the parties, the consideration to be exchanged, and the manner and terms of settlement;

2.	The buyer can be expected to satisfy his obligations under the contract; and

3.	The contractor can be expected to perform his contractual obligations.
Pride has sufficient engineering expertise and over 50 years of experience working in Lake Maracaibo (the area of operation for these contracts) to prepare dependable estimates. The contracts provide specific scopes that detail the goods and services to be provided and received by the parties. Both the customer and Pride have completed all obligations with respect to these contracts. These contracts were not renewed in 2006.
•	Revenue should be recognized as the services are performed and should not result in using costs incurred as a basis for recognizing revenue.
During the construction of the well, we may encounter different geological environments that can increase or decrease the costs of construction the well. The increase or decrease in costs is directly correlated to the necessary efforts and time to complete the well. By following the guidance of SOP 81-1 paragraph .44, Pride recognizes all of the costs as incurred and recognizes revenue only to the extent that progress to completion has been achieved using the costs-to-complete method as the benchmark. The total cost-to-complete is continually updated based on construction milestones achieved. The use of a measure such as depth drilled could cause revenue to be recognized ahead of actual productivity due to increased effort to drill at greater depths.
•	We would generally expect that service contract revenue recognition be based on some type of output measure of performance. See SAB 101, Questions 5 and 6 and EITF 00-21.
We have reviewed the guidance in SAB 101, Questions 5 and 6 and EITF 00-21 and concluded that our accounting treatment is consistent with the principles found in this guidance and is responsive to the limitations of the guidance found in Questions 5 and 6. The guidance provided by SAB 101 Questions 5 and 6 provide that revenue should be recognized systematically or straight-line over the performance of the services. This guidance does not address the scenario that the time and effort required to achieve the estimates are variable while the revenues are fixed. In the performance of these contracts, we do not believe there is any significant difference between the guidance provided in SAB 101 (as amended by SAB 104) and SOP 81-1.
Additionally, when we encounter geological formations that are not anticipated in the original engineering of the well (there are limitations to the geological risk that Pride assumes in the turnkey contract), the customer will provide a change order increasing the revenue for the contract. Questions 5 and 6 do not provide guidance as to the application of such revenues when there is not a separate service to be preformed. Pursuant to SOP 81-1, the changes in estimate are incorporated into our revenue recognition on the revised estimates of costs and revenue for the project in total.
•	Types of services for which you use percentage of completion method of revenue recognition
The only services for which we use the percentage of completion method of revenue recognition are fixed price, lump-sum well construction contracts (turnkey well contracts).
•	Typical contract term
The typical contract is for one well, which historically has been initially estimated to take two to three months to construct. The well construction contract scope of services includes all of the engineering design of the well and the anticipated geological formations in which the construction will be completed.
•	The type of fee arrangements (fixed or variable)
The fees for the turnkey well construction portion of the contract are fixed and accounted for pursuant to the percentage completion method of accounting as proscribed by SOP 81-1.
•	Provide us the dollar amount of revenue recognized under this method for the fiscal years ending December 31, 2005, 2004 and 2003 and for the six month period ended June 30, 2006.
The total revenues and margin associated with these contracts, including both the fixed and variable fees for the periods, are as follows:

				For the
				Six Months
				Ended June 30,
(in millions)	2003	2004	2005	2006
Revenues	$33.9	$43.7	$40.5	$6.2
Operating Costs	31.0	40.0	37.0	6.3

Revenues less direct operating costs	$2.9	$3.7	$3.5	$(0.1)

The revenue decline in 2006 is due to Pride’s terminating these contracts. We do not anticipate any additional percentage-of-completion contract revenue in the foreseeable future.
This analysis excludes the fixed-fee rig construction business, which Pride discontinued in 2004.
Pride believes we have addressed the guidance provided in SOP 81-1, SAB 104 and EITF 00-21. Our accounting treatment has provided a rational systematic method of recognizing revenue consistent with the process with which we earn the revenue. We have adequately disclosed our activities with respect to these types of arrangements. The turnkey revenue represents less than 3% of Pride’s consolidated revenue for all periods presented.
Property and Equipment, page 53
4.	We note you recorded an impairment charge of $24.9 million in fiscal year 2004 for the retirement of stacked land rigs, water platform rigs and inactive land rig and other equipment. Please tell us how these assets were disposed of: by sale, by abandonment and cessation of use, in an exchange or distribution, etc. Additionally, please address the accounting literature that supports your treatment and classification of the impairment loss on your statement of operations. In your response, please address whether you were required to adjust the useful life of these assets under paragraphs 19 through 22 of SFAS 154, in accordance with the guidance of paragraph 28 of SFAS 144. If so, please tell us when this adjustment to depreciation occurred and why a loss was recognized upon abandonment.
•	Method of disposal
These assets were disposed of by sale in auctions held at our various equipment yards and by scrap sales. For the auctions, we allowed potential customers to inspect the assets at our equipment yards and bid for the equipment. For the scrap sales, we sold the equipment based on weight to scrap dealers.
•	Address the accounting literature that supports your treatment and classification of the impairment loss on your statement of operations.
SFAS No. 144, “Accounting for the Impairment of Disposal of Long-Lived Assets,” paragraph 8.f. requires assets to be tested for recoverability when “a current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.” During management meetings in 2004, Pride made the strategic determination that it would not make capital investments to reactivate stacked platform rigs or stacked land rigs. We identified the equipment to be disposed of and estimated that the carrying amount of the equipment exceeded its fair value, as per the guidance in SFAS 144 paragraph 7. We also took into consideration, with regard to the land rigs, that Pride did not intend to sell the rigs as “drilling rigs,” which would add to competitors’ fleets and increase the supply of marketed rigs. Management estimated the fair value of the rigs sold as scrap.
Paragraph 25 of SFAS 144 states, “An impairment loss recognized for a long-lived asset (asset group) to be held and used shall be included in the income from continuing operations before income taxes in the income statement of a business enterprise....” As Pride was not discontinuing the operation of an asset group, only selling specific assets, it was determined that the appropriate accounting recognition was a charge against earnings from operations, and Pride disclosed the charge on the face of the Statement of Operations.
•	Address whether you were required to adjust the useful life of these assets.
No adjustment was made to the useful life of these assets under the guidance of paragraph 28 of SFAS 144, as the assets were not slated for abandonment in a future period. The decision was made to strategically retire these assets in order to focus Pride’s capital investments on more profitable assets. Prior to this determination, these assets were available to be marketed to customers and were able to return to service with certain capital investments. It was anticipated that all of these assets, if provided the capital commitment to reactivate the assets, would have generated sufficient cash flow to recover their net book value plus the capital commitment. All of the remaining assets were tested pursuant to SFAS 144 paragraph 19 and no additional impairment charges were necessary. We do not anticipate abandoning any assets prior to their current estimate useful life. As the remaining net book value of the assets following the impairment charge were less than 1% of total assets, we did not present the assets as a separate line item on the balance sheet (Regulation S-X, Rule 5-02, paragraph 17).
Stock-Based Compensation, page 55
5.	We note you have changed the basis used to determine expected volatility in determining the compensation expense that would have been recognized under SFAS 123, as presented in the pro forma tables in your footnote. Tell us when during fiscal year 2005 this change was made. In addition, please quantify the impact the change in basis for determining expected volatility had on your compensation expense recorded in accordance with SFAS 123 in your pro forma tables presented on page 56.
We made the change effective for all stock-based awards made after January 1, 2005.
The change in method of calculating the volatility from a five year historical volatility to a one year historical volatility reduced the pro forma stock based compensation charge, after tax by approximately $830,000. This charge would change the reported pro forma basic EPS calculation by approximately $.01, or approximately 1.3%, and the reported pro forma diluted EPS calculation by less than $.01, or 0.0%, for the year ended December 31, 2005.
6.	We understand that your expected volatility has been measured based on the stock price volatility over the last year, which may not be comparable to the expected life of stock options outstanding. The guidance of SFAS 123 states that estimates of expected volatility should be based on historical volatility for a period that approximates the expected life of the option being valued. Please support your decision to use a historical term of stock price observations that does not approximate the underlying options being valued. Refer to paragraphs 285 and 402 of SFAS 123.
We note the references in paragraph 285 and 402 of SFAS 123, which recommend that the volatility used for the valuation of the option be consistent with the expected life of the option. However, as paragraph 402 notes, “The Board is not aware of any research that demonstrates conclusively how long the historical period used to estimate expected long-term future volatility should be.” Furthermore, paragraph 285.c. states that, “if an entity’s stock was extraordinarily volatile for some identifiable period of time because of a failed takeover bid or a major restructuring, that period might be disregarded in computing historical average annual volatility.”
We believed that the historical volatility of the market price of Pride’s common stock over the previous five years was not representative of the anticipated volatility of the stock price over the next five years due to the significant changes in the company from 2001 to 2004. Factors we considered included the following:
•	2001 represented Pride’s last year of aggressive growth through acquisitions, which had made Pride’s stock volatile. During 2001, Pride acquired Marine Drilling Companies, Inc. and Almeria Austral SA, the former in a stock-for-stock merger. Additionally, Pride acquired the semisubmersible drilling units Pride North Sea, Pride Venezuela, Pride Carlos Walter and Pride Brazil. These transactions doubled the size of Pride and added significant debt to Pride’s balance sheet.

•	In 2002, Pride experienced the economic turmoil in Latin America as Argentina’s decision to un-peg the Argentine peso from the US dollar resulted in inflationary adjustments and a slow down in operations of Pride’s largest Latin American operation. This was followed by the national oil field strikes in Venezuela, which led to a significant disruption of Pride’s operations. In addition, Pride’s free cash flow was negative in 2002, as Pride had recently added significant amounts of debt to its balance sheet. Pride also began the construction of the four offshore platform rigs for customers.

•	In 2003, Pride experienced significant amounts of earnings volatility as its rig construction business experienced significant cost overruns on the construction of the four rigs, resulting in Pride’s recording approximately $98.4 million in construction losses during 2003. Pride had negative free cash flow in that year. This business was discontinued in 2004.

•	In July 2004, Pride completed the global refinancing of its debt structure, which provided additional liquidity. We believed that the credit rating agencies and certain market analyst had concerns about the level of Pride’s liquidity and its debt covenants. We believe these concerns caused increased sensitivity to the volatility in Pride’s earnings.

     As Pride completed 2004, it had removed uncertainty associated with its construction business, enhanced its liquidity position, and established consistent positive cash flow. We believed that the changes would have a significant stabilizing effect on Pride’s stock price.
     In order to adjust our volatility, we evaluated several volatility forecast models, including an exponential weighted moving average model (EWMA) used to identify long-term trends created with recent activity, and we considered both the five-year historical volatility and Pride’s one-year historical volatility. Based on a review of these models and the anticipated impact that changes in Pride’s business would have on the market price of its common stock, we estimated that the one-year historical volatility was the most indicative volatility measure to forecast Pride’s future volatility.
     We believe our pro forma disclosures in the annual report on Form 10-K are responsive to the guidance in SFAS 123.
7.	Tell us what consideration you gave to discussing the estimates used to determine stock-based compensation expense within your critical accounting estimates section of Management’s Discussion and Analysis.
We reviewed the SEC New Releases, “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” dated January 6, 2004, which states:
“When preparing disclosure under the current requirements, companies should consider whether they have made accounting estimates or assumptions where:
•	The nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

•	The impact of the estimates and assumptions on the financial condition or operation performance is material.”
The calculation of stock-based compensation requires judgment associated with the selection of the appropriate financial model, determination of volatility metric (historical, implied, frequency of observation, etc.) and estimates of forfeitures. Once these determinations are made and the assumptions calculated, they are not subject to future changes, with the exception of the forfeiture rate. A historical review of forfeitures indicates that this has not been a meaningful estimate to the calculation (less than 1%).
Before selecting the Black-Scholes model utilizing implied volatility, we reviewed lattice models, regression models, and the Black-Scholes models using implied volatility, historical volatility and combinations of volatility. We also reviewed different potential grouping of employees, which had very little impact on the models.

For 2005, the total pre-tax stock based compensation charges represented approximately 1% of total operating costs, excluding depreciation, amortization, impairment charges and gains on sales of assets. Based on the review of models and assumptions noted above, we do not believe the final determination of a model and the input assumptions had or will have a material impact on our results of operations. The expensing of stock based compensation has no impact on Pride’s financial condition; the charge to the income statement reduces retained earnings; and the option earned is reflected as an addition to additional paid in capital, which results in no net changes to assets, liabilities or equity. During 2006, Pride has reduced the number of stock options we issue and we anticipate that the impact of stock options will have less financial impact in the future; Pride has changed its stock-based compensation plan to include more restricted stock issuances, which require less judgment as their value is based on the market price of the underlying shares.
As the estimates included in Pride’s calculation of stock-based compensation are not material to Pride’s financial statements and are not subject to significant changes based on future events, we determined that it was unnecessary to include a discussion of our stock-based compensation adjustments in the discussion of our Critical Accounting Estimates.
Form 10-Q for the Quarterly Period ended March 31, 2006
Note 2, Stock-Based Compensation, page 4
8.	We note you have further reevaluated your basis for determining expected volatility in measuring stock-based compensation starting in fiscal year 2006. We understand that you are now exclusively relying upon a market-based implied volatility based on actively traded options on common stock. In measuring expected volatility, please tell us how you considered each of the factors discussed in the interpretive response to Question 3 of Section D.1 of SAB 107.
For our 2006 annual stock option grants, we analyzed the use of the implied volatility method as follows:
1.	Volume of Market Activity – The options on Pride stock are actively traded.

2.	Synchronization of Variables – The market prices of both the traded options and underlying shares are measured at the grant date of the employee share options based on the average of the closing bid and ask price. While there was not necessarily trades on each of the grant dates, there was trading volume during the week and month prior to each of the grants.

3.	Similarity of Exercise Prices – The traded options have exercise prices that are both (i) near-the-money and (ii) close to the exercise price of the employee stock options. There were four option grants made during the six-month period ended June 30, 2006. The stock prices equaled the exercise prices, which ranged from $32.34 to $33.89. In each case, there were actively traded options with exercise prices at $30 and $35 per share. We adjusted the exercise prices to match the grant price using the weighted average procedure as described in footnote 48 of SAB 107.

4.	Similarity of Length of Terms – The options issued in 2006 have an expected life of approximately 6.3 years. The remaining maturities of the traded options on which the estimates have been based are more than one year. This is consistent with the view expressed by the Staff in footnote 50 of SAB 107, which states: “The staff believes the implied volatility derived from a traded option with a term of one year or greater would typically not be significantly different for the implied volatility that would be derived from a traded option with a significantly longer term.”
We believe that the implied volatility appropriately reflects the market’s expectations of future volatility and is the most reasonable measure of volatility for purposes of measuring stock-based compensation.
9.	On a related matter, as it appears you have placed exclusive reliance on implied market volatility, as opposed to a combination of historical volatility and implied volatility, please confirm the items listed in the interpretive response to Question 4 of Section D.1, of SAB 107 are present and have been consistently applied in your valuation of stock-based compensation as of March 31, 2006 and June 30, 2006.
We noted that the Staff would not object to placing exclusive reliance on implied volatility when the following factors are present, each of which is consistent with our valuation, as long as the methodology is consistently applied:
•	Our Black-Scholes valuation model is based upon a constant volatility assumption to value our employee share options;

•	The implied volatility is derived from options that are actively traded;

•	The market prices of both the traded options and underlying shares are measured at date of grant;

•	The traded options have exercise prices that are both (i) near-the-money and (ii) close to the exercise price of the employee stock options (There were four option grants made during the six-month period ended June 30, 2006. The stock prices equaled the exercise prices, which ranged from $32.34 to $33.89. In each case, there were actively traded options with exercise prices at $30 and $35 per share. We adjusted the exercise prices to match the grant price using the weighted average procedure as described in SAB 107 footnote 48); and

•	The remaining maturities of the traded options on which Pride based its estimate are at least one year.
We consistently applied these calculations for the quarter ended March 31, 2006 and June 30, 2006 as none of the factors affecting our reliance on implied volatility had changed.

     Pride hereby acknowledges that:
•	Pride is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Pride may not assert Staff comments as a defense in any proceeding by the Commission or any persons under the federal securities laws of the United States.
          Please contact Brian Voegele, Doug Smith or Greg Looser of Pride International, Inc. at (713) 789-1400 or Tull Florey of Baker Botts L.L.P. at (713) 229-1379 with any questions or comments.